January 12, 2006


Mail Stop 4561

      VIA U.S. MAIL AND FAX (954) 776-0117

Juan C. Ferreira
Director, President Chief Financial and Chief Accounting Officer
Centale, Inc.
6700 N. Andrews Ave.
Suite 605
Ft. Lauderdale, FL  33309

Re:	Centale, Inc.
	Form 10-KSB for the year ended March 31, 2005
      Filed June 29, 2005
      File No. 0-50863

Dear Mr. ferreira:

      We have reviewed your filing and have the following comments.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.














Form 10-KSB

Management`s Discussion and Analysis, page 5

1. Please disclose in future filings to describe reasons for material changes in cash flows from operating, investing, and financing activities from period to period. The liquidity discussion should focus on the reasons for the changes in assets and liabilities.
In
addition, disclose future commitments and obligations of the company.

Financial Statements

Balance Sheets, page F-2

2. Please provide us with additional information on your software development and software technology assets including how they were obtained and their uses. Also, please include a discussion on the reasons the assets were capitalized and how the amortization periods were determined. Please cite the accounting literature used in your assessment.


*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
551-
3446 or me, at (202) 551-3498 if you have questions.

						Sincerely,



Linda Van Doorn
Senior Assistant Chief Accountant
Centale, Inc.
January 12, 2006


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